Santander Chile Announces Proposed Offering of Floating Rate Senior Notes

Santiago, Chile, April 15, 2010 — Banco Santander Chile (“Santander Chile”) (NYSE:SAN) today announced it intends to offer, subject to market and other conditions, Floating Rate Senior Notes due 2012 (the “notes”) in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The notes will be Santander Chile’s unsecured unsubordinated general obligations and, subject to limited exceptions, will rank equally with all its existing and future unsecured and unsubordinated indebtedness.

Interest on the notes will accrue at a floating rate per annum, reset quarterly, equal to three-month LIBOR plus a spread to be determined at pricing and will be payable quarterly in arrears.

Santander Chile expects to apply the net proceeds from the offering of the notes to general corporate purposes, mainly to fund its lending activities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The notes have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Santander Chile’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Santander Chile’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on June 29, 2009.

Santander Chile does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

About Santander Chile

Santander Chile is the largest bank in Chile in terms of total assets, loans and shareholders’ equity.  Santander Chile provides a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing.

Investor Relations Contact
Robert Moreno
Tel. + (1) 562 320 8284
Email: rmorenoh@santander.cl